Exhibit 99.1

Hesai Group Announces Results of Extraordinary General Meeting, Class A Meeting and Class B Meeting

SHANGHAI, March 3, 2026 (GLOBE NEWSWIRE) -- Hesai Group (“Hesai” or the “Company”) (NASDAQ: HSAI; HKEX: 2525), the global leader in three-dimensional light detection and ranging (lidar) solutions, today announced that each of the proposed resolutions submitted for shareholders’ approval (the “Proposed Resolutions”) as set forth in the notice of extraordinary general meeting, notice of Class A meeting and notice of Class B meeting, each dated January 26, 2026, Hong Kong time, have been adopted at the meetings held in Suzhou, China today.

After the adoption of the Proposed Resolutions, all corporate authorizations and actions contemplated thereunder are approved, including, among other things, that (i) 50,000,000 authorized, unissued and un-designated shares are re-designated as Class B ordinary shares on a one-for-one basis; (ii) the Company’s existing memorandum and articles of associations are amended and restated by their deletion in their entirety and by the substitution in their place of the third amended and restated memorandum and articles of association in the form as set out in Part A of Appendix I to the circular of the Company dated January 26, 2026, Hong Kong time; (iii) the directors of the Company are granted a general unconditional mandate to allot, issue and deal with additional Class B ordinary shares or equivalents; and (iv) the directors of the Company are granted a general unconditional mandate to repurchase the Company’s own shares and/or American depositary shares, respectively, on the terms and in the periods as set out in the notice of extraordinary general meeting.

About Hesai

Hesai Technology (Nasdaq: HSAI; HKEX: 2525) is a global leader in lidar solutions. The Company’s lidar products enable a broad spectrum of applications including passenger and commercial vehicles (“ADAS”), as well as autonomous driving vehicles and robotics and other non-automotive applications such as last-mile delivery robots and AGVs (“Robotics”). Hesai seamlessly integrates its in-house manufacturing process with lidar R&D and design, enabling rapid product iteration while ensuring high performance, high quality and affordability. The Company’s commercially validated solutions are backed by superior R&D capabilities across optics, mechanics, and electronics. Hesai has established offices in Shanghai, Palo Alto and Stuttgart, with customers spanning more than 40 countries.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Hesai Group

Capital Markets Department

Email: ir@hesaitech.com

Christensen Advisory

Tel: +86-10-5900-1548

Email: hesai@christensencomms.com

Source: Hesai Group